UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.       )1

VeraSun Energy Corporation

(Name of Issuer)

Common Stock, par value of $.01per share.

(Title of Class of Securities)

92336G 10 6

(CUSIP Number)

April 1, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

1               The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92336G 10 6	13G	Page 2 of 7

1.	Names of Reporting Persons Roland “Ron” J. Fagen

2.	Check The Appropriate Box If a Member of a Group*
	(A)	☐
	(B)	☐
3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,337,229

	6.	Shared Voting Power 12,166,305

	7.	Sole Dispositive Power 1,337,229

	8.	Shared Dispositive Power 12,166,305

9.	Aggregate Amount Beneficially Owned By Each Reporting Person 13,503,534

10.	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares*
☐

11.	Percent Of Class Represented By Amount In Row (9) 8.6%

12.	Type Of Reporting Person* IN

*  See Instructions Before Filling Out.

CUSIP No. 92336G 10 6	13G	Page 3 of 7

1.		Names of Reporting Persons I.R.S. Identification Nos. Of Above Persons (Entities Only) Diane K. Fagen

2.		Check The Appropriate Box If a Member of a Group*
(A)		☐
(B)		☐
3.		SEC Use Only

4.		Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 141,345

	6.	Shared Voting Power 12,166,305

	7.	Sole Dispositive Power 141,345

	8.	Shared Dispositive Power 12,166,305

9.		Aggregate Amount Beneficially Owned By Each Reporting Person 12,307,650

10.	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares*
☐

11.		Percent Of Class Represented By Amount In Row (9) 7.8%

12.		Type Of Reporting Person* IN

*  See Instructions Before Filling Out.

CUSIP No. 92336G 10 6	13G	Page 4 of 7

Item 1(a).	Name of Issuer:
VeraSun Energy Corporation.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
100 22nd Avenue Brookings, South Dakota 57006

Item 2(a).

Name of Person Filing:

This Schedule 13G is being filed by Roland “Ron” J. Fagen and his spouse, Diane K. Fagen (collectively, the “Reporting Persons”).  The Reporting Persons have entered into a Joint Filing Agreement, dated as of April 9, 2008 a copy of which is attached as Exhibit A.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
The business address of the Reporting Persons is 501 West Highway 212, Granite Falls, Minnesota 56241.

Item 2(c).	Citizenship:
Both of the Reporting Persons are citizens of the United States.

Item 2(d).	Title of Class of Securities:
Common Stock, par value of $.01 per share.

Item 2(e).	CUSIP Number:
92336G 10 6

Item 3.	If This Statement is Filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.
(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d) ☐ Investment company registered under Section 8 of the Investment Company Act.
(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

CUSIP No. 92336G 10 6	13G	Page 5 of 7

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

		Roland “Ron” J. Fagen:

		(a)	Amount beneficially owned:
			13,503,534
		(b)	Percent of class:
			8.6%
		(c)	Number of shares as to which such person has:

			(i)	Sole power to vote or to direct the vote		1,337,229

			(ii)	Shared power to vote or to direct the vote	12,166,305

			(iii)	Sole power to dispose or to direct the disposition of	1,337,229

			(iv)	Shared power to dispose or to direct the disposition of		12,166,305

		Diane K. Fagen:

		(a)	Amount beneficially owned:

			12,307,650
		(b)	Percent of class:

			7.8%
		(c)	Number of shares as to which such person has:

			(i)	Sole power to vote or to direct the vote	141,345

			(ii)	Shared power to vote or to direct the vote	12,166,305

			(iii)	Sole power to dispose or to direct the disposition of		141,345

			(iv)	Shared power to dispose or to direct the disposition of		12,166,305

Item 5.	Ownership of Five Percent or Less of a Class.

	☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

CUSIP No. 92336G 10 6	13G	Page 6 of 7

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A indicating the agreement of the Reporting Persons that this Schedule 13G is filed on their behalf.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Each person signing below certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 92336G 10 6	13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 9, 2008

/s/ Roland “Ron” J. Fagen
Roland “Ron” J. Fagen

/s/ Diane K. Fagen
Diane K. Fagen

CUSIP No. 92336G 10 6	13G	Page A-1

Exhibit A

JOINT FILING AGREEMENT

This will confirm the agreement by and among all of the undersigned that the Schedule 13G filed on or about this date with respect to the beneficial ownership of the undersigned of shares of Common Stock of VeraSun Energy Corporation is being filed on behalf of each of the individuals named below.

Date:  April 9, 2008

/s/ Roland “Ron” J. Fagen
Roland “Ron” J. Fagen

/s/ Diane K. Fagen
Diane K. Fagen